UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549




                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                   (Amendment No. ___2     )*

                           LANDMARK BANCSHARES, INC.
                        (Name of Issuer)



                               514928100
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                          SCHEDULE 13G

CUSIP  514928100

1.   NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kahn Brothers & Co., Inc.          13-2948997

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b)


3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     555 Madison Avenue, 22nd Floor
     New York, New York  10022

5.   SOLE VOTING POWER             0

6.   SHARED VOTING POWER      0

7.   SOLE DISPOSITIVE POWER        0

8.   SHARE DISPOSITIVE POWER       154,601

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         154,601

10.  CHECK BOX IF THE AGGREATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.3%

12   TYPE OF REPORTING PERSON*
     IA